SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                    863318 10 1
                                (CUSIP Number)


                          Stanley U. North, III, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                                        TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                           OCTOBER 5, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is paid with this statement <square>.

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

CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 4 PAGES

          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Sue Strober
                     ###-##-####

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)

                                                                                                   (b)

          3          SEC USE ONLY

          4          SOURCE OF FUNDS*

                     PF

          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                         <square>
                     PURSUANT TO ITEMS 2(d) or (e)

          6          CITIZEN OR PLACE OF ORGANIZATION
                                USA

                                         7          SOLE VOTING POWER
           NUMBER OF
            SHARES                                  866,551
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                         8          SHARED VOTING POWER

                                                    866,551
                                         9          SOLE DISPOSITIVE POWER

                                                    866,551
                                        10          SHARED DISPOSITIVE POWER

                                                    866,551

            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,091,551
            12             CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN SHARES*     <square>

            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           20.65%

            14             TYPE OF REPORTING PERSON*
                             IN

					SCHEDULE 13D

                                      Amendment No. 6

	This Amendment is filed on behalf of Sue Strober and amends and supplements the initial Schedule 13D dated March 8, 1988; as amended by Amendment No. 1 dated November 19, 1990; Amendment No. 2 dated December 19, 1990; Amendment No. 3 dated June 12, 1991; Amendment No. 4 dated July 31, 1991 and Amendment No. 5 dated December 27, 1994.


Item 5.INTEREST IN SECURITIES OF THE ISSUER.

	(a) After giving effect to the transactions described below, Ms. Strober owns directly and beneficially 866,551 Shares and holds a presently exercisable warrant to purchase 225,000 Shares at $3.25 per Share (the "WARRANT SHARES") which expires on the close of business on December 14, 1995.
Ms. Strober is consequently the beneficial owner of an aggregate of 1,091,551 Shares (including the Warrant Shares), representing 20.65% of the Company's outstanding Shares (including the Warrant Shares). Ms. Strober is also trustee for an aggregate of 84,650 Shares (1.6% of the Shares outstanding) held by Trusts for her son and daughter, as to which she disclaims beneficial ownership.

	(b) Ms. Strober has the sole power to vote and sole power to dispose of all such Shares held directly by her or in trust as aforesaid (an aggregate of 1,176,161 Shares).

	(c) Item 5(c) is supplemented as follows: As the Company's 1994 federal tax return used all of the remaining alternative minimum tax carryforwards of approximately $240,000 to reduce current Company Federal taxes payable, the Company was obligated to offer to purchase 63,812 additional Shares from the filing person at the then market price. Accordingly, effective as of October 5, 1995, the filing person accepted the Company's offer and sold to the Company the 63,812 Shares for an aggregate sales price of $240,890.



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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                SUE STROBER


                                           By: /S/ DAVID W. BERNSTEIN
					   --------------------------
                                                David W. Bernstein
                                                Attorney-in-Fact
Dated:  November 9, 1995


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